December 26, 2017

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Jennifer Gowetski

Senior Counsel

Office of Real Estate and Commodities

Re: Rafael Holdings, Inc.

Registration Statement on Form 10-12G

Filed on October 31, 2017

File No. 000-55863

Dear Ms. Gowetski:

Rafael Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form 10 filed October 31, 2017 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated November 28, 2017. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed October 31, 2017. References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission

December 26, 2017

General

1.            We note that you filed a Form 10-12G registering your Class B common stock under Section 12(g) of the Securities Exchange Act of 1934. We also note you intend to have your Class B common stock listed for trading on the NYSE American LLC. Please tell us why you filed a Form 10-12G rather than a Form 10-12B to register your Class B common stock under Section 12(b) of the Exchange Act.

Response: Because we have not yet been approved for listing on the NYSE American, we initially filed a Form 10-12G. We intend to file a Form 8-A to register the shares under Section 12(b) of the Securities Exchange Act once we receive preliminary approval from the NYSE American to list the Class B common stock.

2.            Please note that the Form 10-12G goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

Response: We are aware that the Form 10-12G will become effective by operation of law 60 days from the initial filing, and that, following effectiveness, the Company will be responsible for filing reports required by Section 13 of the Exchange Act of 1934, even if the Staff of the Commission (the “Staff”) has not completed the review process of the filing. We will incorporate our responses to your comments in any periodic reports, as applicable.

3.            We note your disclosure on page F-7 that, prior to the spin-off, Rafael Holdings, Inc. will be formed as a wholly-owned subsidiary of IDT Corporation, and the accounts of certain wholly-owned subsidiaries of IDT Corporation will be contributed to Rafael Holdings, Inc. We also note your disclosure that your equity interest in Lipomedix was purchased in 2016-2017 and the disclosure in IDT Corporation’s Form 10-K for the fiscal year ended July 31, 2017 suggesting that interests in Rafael Pharmaceuticals were acquired in 2016. Please tell us which of the properties and assets that are to be held by Rafael Holdings, Inc. on the date of separation were acquired by IDT Corporation or any of its subsidiaries within the last two years. In addition, please provide us your analysis as to how the spin-off will be exempt from registration under the Securities Act and whether the spin-off constitutes a sale or disposition for value under Section 2(a)(3).

Response: All of the real estate assets to be held by the Company were acquired by IDT Corporation (“IDT”) more than two years prior to the current date. The interests in Rafael Pharmaceuticals, Inc. (“Rafael Pharma”) and Lipomedix Pharmaceuticals Ltd. (“Lipomedix”) were acquired by IDT during calendar years 2016 and 2017.

Securities and Exchange Commission

December 26, 2017

We do not believe that the spin-off constitutes a sale or disposition for value by IDT under the guidance provided by Staff Legal Bulletin No. 4 (“SLB 4”). The spin-off meets all of the five conditions set forth in Paragraph 4 of SLB 4:

no consideration is being provided by IDT’s stockholders for the Company stock being distributed in the spin-off;

the spin-off is being effected on a pro rata basis to all of IDT’s stockholders;

the Information Statement provides adequate information about the spin-off and the Company, and is being distributed to IDT’s stockholders and publicly filed on EDGAR;

the business purpose for the spin-off is disclosed in the Information Statement; and

no restricted securities are being distributed in the spin-off.

The Company’s assets will consist of the real estate holdings and those interests in Rafael Pharma and Lipomedix described in the Information Statement. The Company will be managed and operated as a single entity that owns its subsidiaries and their assets. The current value of the Company is significantly represented by the real estate assets and secondarily in the cash to be included, which is intended to be used for the working capital needs related to all of the Company’s assets and operations. Both Rafael Pharma and Lipomedix are development-stage companies who are seeking to continue clinical trials for their products. As disclosed, the value of those entities is highly speculative. As a result of the spin-off, no stockholders of the Company will receive any direct interest in either Rafael Pharma or Lipomedix or any right to receive any such interest. No public market in the stock of Rafael Pharma or Lipomedix is being created by the spin-off. Accordingly, it would be inappropriate to consider the stock of the Company as equivalent to the stock in Rafael Pharma of Lipomedix or to treat the spin-off as a spin-off of the stock of either of those entities.

Registration Statement Cover Page

4.            Please revise your registration statement cover page to indicate that you are an “emerging growth company” and whether you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Response: We have checked the box on the cover page to indicate we are an “emerging growth company” and we are electing to use the extended transition period to comply with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Securities and Exchange Commission

December 26, 2017

Exhibit 99.1

Risk Factors, page 7

5.            Please revise to include risk factor disclosure to describe the material conflicts of interest resulting from your parent/subsidiary relationship with IDT, Howard Jonas’ roles and shareholdings in both companies, and Mr. Jonas’ interests in Rafael Pharmaceuticals. Please also disclose that the terms of the Separation and Distribution Agreement, Tax Separation Agreement and Transition Services Agreement did not result from arm’s length negotiations.

Response: We have revised the risk factor disclosure in the Information Statement on page 22.

6.            Please revise to include risk factor disclosure to describing your dependence on IDT and its affiliates for the majority of your revenues, including quantifying the percentage of your revenues from IDT and its affiliates.

Response: We have revised the disclosure in the Information Statement to include a risk factor on page 8.

Unaudited Pro Forma Condensed Combined Financial Data, page 32

7.            We note your disclosure on page F-17 that the annual rent from related parties will be approximately $1.7 million which is significantly lower than the $3.7 million reflected in your historical financial statements and pro forma financial data. Please tell us your basis for not adjusting the historical rental from related parties in view of the above difference. Also revise to reconcile the amount relating to rental from related party with the historical financial statements.

Response: The Company has revised its disclosure (appearing on page F-17 of the Information Statement) to reflect annual rent from related parties of $2.0 million. Additionally, the Company has revised the Unaudited Pro Forma Condensed Combined Financial Statements and Notes and Management’s Assumptions thereto, reducing fiscal year 2017 Rental – Related Party revenue by $1.6 million, from the $3.6 million that was reflected in our historical financial statements.

Securities and Exchange Commission

December 26, 2017

8.            We note your disclosure in note (A) on page 35 relating to a controlled entity of which you are a 45% owner. Please provide to us additional details regarding the nature of this entity, how you determined control, how you account for this entity and the guidance upon which you relied.

Response: On May 31, 2016, IDT formed CS Pharma Holdings, LLC (“CS Pharma”), for the express purpose of holding investments in Rafael Pharma securities, and cash for future investment, including the potential exercise of warrants to purchase additional Rafael Pharma securities, and to serve as a vehicle for co-investors in IDT’s interests in Rafael Pharma.

The following events took place contemporaneously in September 2016:

-	IDT contributed $8.0 million in cash and $2.0 million in Series C Notes made by Rafael Pharma for a 50% interest in CS Pharma. Other, unrelated parties contributed an additional $10.0 million in cash to CS Pharma for the remaining 50% ownership interest.

-	Pursuant to the Subscription and Loan Agreement (the “Subscription Agreement”), dated January 15, 2016, between IDT and Rafael Pharma, CS Pharma contributed $8.0 million in cash and $2.0 million in Series C Notes made by Rafael Pharma (which were subsequently cancelled) for $10.0 million in Series D Notes made by Rafael Pharma and a warrant to purchase 8.0 million shares of Rafael Pharma (and the warrant issued to IDT described in the next item).

-	Rafael Pharma issued to IDT a warrant to purchase up to 56% of the capital stock of Rafael Pharma, less the aforementioned 8.0 million shares covered by the warrant issued to CS Pharma described in the preceding item, as well as a contractual right to receive shares representing an additional 10% of the outstanding capital stock of Rafael Pharma that are to be issued only upon achieving certain milestones (“Bonus Shares”).

Subsequent to these events, on May 31, 2016, IDT transferred the entirety of its rights related to Rafael Pharma (its 50% investment in CS Pharma, and its separately held warrants, contingent right to receive Bonus Shares, and other contractual rights) to IDT-Rafael Holdings, LLC (“Holdings”), which was then a wholly owned subsidiary of IDT.

In March 2017, IDT sold 10% of its interest in Holdings to Howard S. Jonas for $1.0 million, which was 10% of IDT’s cost basis for its investment in Holdings. This sale reduced IDT’s effective ownership interest in CS Pharma from 50% to 45%. Due to the following factors, we do not believe that this reduction in ownership impacted our requirement to consolidate Holdings:

-	No change has occurred in terms of operating control. IDT remains the manager of CS Pharma, with the rights to: raise capital by offering membership interests therein; cause membership interests to be offered and sold; and admit members to CS Pharma upon the acceptance by the manager of a subscription agreement and subscription funds from such prospective member.

-	Howard S. Jonas, the purchaser of this 5% effective interest in CS Pharma (through his 10% ownership of Holdings), is IDT’s, and following the spin-off will be the Company’s, majority stockholder, and will serve as Chairman of our Board of Directors and Chief Executive Officer upon consummation of the spin-off.

Securities and Exchange Commission

December 26, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

9.            Given the significant amount of rental revenues received from IDT Corporation, please revise to disclose that IDT is a public company and cross reference to the periodic financial statements filed with the SEC.

Response: Currently, the Company is a consolidated subsidiary of IDT. As such, for purposes of IDT’s financial statements, the rental revenues received by the Company from IDT are eliminated in consolidation, and are not disclosed in IDT’s periodic financial statement filings with the SEC. The Company has added the reference to IDT’s status as an SEC-reporting company.

10.          Please include a more detailed discussion of leasing activity during the periods presented, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed, and leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Response: We have revised the disclosure in the Information Statement to include more disclosure regarding leasing activity on page 37. However, please note the following:

●	The building at 520 Broad Street, Newark, New Jersey was completely vacant when IDT began renovations in Fiscal 2014. Therefore, all of the disclosed leasing activity relates to four new leases as there weren’t any tenant leases in place to renew.

●	The building at 225 Old New Brunswick Road, Piscataway, New Jersey contains two tenants who have been in the building for over twenty years and while both leases have been renewed, there weren’t any tenant improvements or leasing commission for either renewal.

●	The condominium portion of an office building located in Jerusalem, Israel has no 3rd party leases.

Securities and Exchange Commission

December 26, 2017

11.          Although we note your disclosure on page 42 that the IDT and Genie leases expire in 2025, please revise your disclosure to include a schedule of lease expirations for each of the ten years starting with the current year and which states the number of tenants whose leases will expire, the total area in square feet covered by the leases, the annual rent represented by the leases and the percentage of gross annual rent represented by the leases.

Response: We have revised the disclosure in the Information Statement to include a schedule of the leases and the information requested by the Staff regarding such leases on page F-17.

Business, page 43

12.          We note your disclosure regarding your properties. Please revise to provide the percentage of each building that is leased to affiliated parties and the percentage of the rental revenues from affiliated parties for each building.

Response: We have revised the disclosure in the Information Statement to include the percentage of each building that is leased to affiliated parties and the percentage of the rental revenues from affiliated parties for each building on page 37.

13.          We note that currently approximately 29.50% of the property at 520 Broadway in Newark New Jersey is leased. We further note your disclosure on page 41 that during fiscal year 2016 and fiscal year 2015 you invested approximately $10 million in renovating the first four floors of 520 Broad Street. Please revise your disclosure to describe whether you anticipate significant capital expenditures to renovate each of your properties and describe any proposed program for the renovation, improvement or development of each of your properties. In addition, please briefly describe the general character, including age, of each of your properties.

Response: We have revised the disclosure in the Information Statement to include disclosure regarding capital expenditures, the age of the building in Israel and to state that we do anticipate further significant renovations in all of the buildings. Depending on market conditions and the success of our efforts to lease additional space, we anticipate making significant capital improvements to our real estate portfolio, including but not limited to, renovating common areas such as lobbies and bathrooms as well as building wide HVAC systems.   If we are successful in leasing additional space in our buildings, we would likely expend additional funds for improvements to the tenant’s space.

14.          We note that your interests in Rafael Pharmaceuticals are held indirectly through a 90%-owned non-operating subsidiary, IDT-Rafael Holdings, LLC, and CS Pharma Holdings, LLC, which is 50%-owned by IDT-Rafael Holdings, LLC. Please revise your disclosure throughout to more specifically describe the extent to which you will control these interests and be entitled to receive any cash flows from them.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 38, 46, F-14 and F-25- of the Information Statement.

Securities and Exchange Commission

December 26, 2017

15.          We note your disclosure on page 44 that based on current shares issued and outstanding, you would need to pay approximately $71 million to exercise the warrant to purchase up to 56% of the capital stock of Rafael Pharmaceuticals in full and approximately $56 million to purchase a 51% controlling stake or, on an as-converted fully diluted basis, approximately $122 million to exercise the warrant in full and approximately $98 million to purchase a 51% controlling stake. In light of your current liquidity, please revise your disclosure to clarify, if true, that you are not able to exercise the warrant and include risk factor disclosure that you may never exercise the warrant.

Response: We have revised the disclosure in the Information Statement on pages 38, 46, F-14 and F-25 to clarify that, with the resources to be held by the Company at the time of the spin-off, we will not be able to exercise the warrant in full and have included a risk factor on page 23 to clarify the same.

16.          We note your disclosure on page 47 that you have the option to invest an additional $0.9 million in Lipomedix, which would increase your aggregate ownership to 50.6% of the issued share capital on a fully diluted basis, and that this option expires on the earlier of (1) a merger or acquisition transaction, (2) an initial public offering, or (3) November 30, 2017. Please revise your disclosure to reflect whether this option was exercised.

Response: We have revised the disclosure in the Information Statement on pages 44, F-15 and F-25 to reflect that we exercised this option on November 16, 2017.

Management, page 58

17.          You state on page 58 that you intend to appoint a Chief Executive Officer and a Chief Financial Officer prior to the spin-off. Please update your disclosure to identify your Chief Executive Officer and your Chief Financial Officer and clarify whether these individuals are affiliated or formerly affiliated with IDT Corporation.

Response: We have revised our disclosure on page 60 to indicate that we have appointed David Polinsky as Chief Financial Officer, intend to appoint Howard Jonas as Chief Executive Officer prior to the spin-off, and that Menachem Ash will serve as President and General Counsel of the Company following the spin-off. We have disclosed that Howard Jonas is affiliated with IDT Corporation as he is the chairman of the board and controlling stockholder of IDT Corporation and that Mr. Ash served as an executive officer of IDT prior to the spin-off.

Securities and Exchange Commission

December 26, 2017

Our Relationship with IDT After the Spin-Off and Related Person Transactions, page 63

18.          We note your disclosure on page 64 that “[a]ll liabilities and obligations related to Rafael will remain Rafael’s obligation whether the liability and or obligation arose pre-spin-off or post spin-off and all liabilities and obligations related to IDT will remain IDT’s obligation whether the liability and or obligation arose pre-spin-off or post spin-off.” Please revise to describe in more detail the liabilities and obligations related to Rafael. In addition, please provide tabular disclosure of contractual obligations as applicable in your Management’s Discussion and Analysis of Financial Condition and Results of Operations. Refer to Item 303 of Regulation S-K.

Response: This disclosure refers to the general indemnification obligations that we and IDT will owe the other following consummation of the spin-off. The indemnification provides that each of the Company and IDT will be responsible for liabilities that may arise related to its business, and will hold the other harmless from such liabilities. There are no specific obligations, contractual or otherwise that are intended to be covered by the indemnification. The Company has no contractual obligations or other contingencies at this time or any of the periods presented that require disclosure in the financial statements included in the Information Statement.

Notes To Combined Financial Statements

Note 5 - Investments

Rafael Pharmaceuticals, Inc. (“Rafael Pharmaceuticals”), page F-13

19.          We note that the sale of interest and rights in Rafael Pharmaceuticals, Inc. to Howard S. Jonas has been presented as noncontrolling interest in the Combined Statements of Members’ Equity. Please tell us your basis for this accounting and the guidance upon which you relied. We note your disclosure on page F-14 that you are not the primary beneficiary of Rafael Pharmaceuticals, Inc. from which we assume that this entity is not consolidated.

Response: The disclosed sale of interest and rights in Rafael Pharma, an entity that is not consolidated by the Company as we are not the primary beneficiary, to Howard S. Jonas was effected through a sale of 10% of IDT’s ownership of Holdings, a consolidated entity that, prior to the sale to Howard S. Jonas, was 100% owned by IDT.

The following events took place contemporaneously in September 2016:

-	IDT contributed $8.0 million in cash and $2.0 million in Series C Notes made by Rafael Pharma for a 50% interest in CS Pharma. Other, unrelated parties contributed an additional $10.0 million in cash to CS Pharma for the remaining 50% ownership interest.

-	Pursuant to the Subscription Agreement, CS Pharma contributed $8.0 million in cash and $2.0 million in Series C Notes made by Rafael Pharma (which were subsequently cancelled) for $10.0 million in Series D Notes made by Rafael Pharma and a warrant to purchase 8.0 million shares of Rafael Pharma (and the warrant issued to IDT described in the next item).

Securities and Exchange Commission

December 26, 2017

-	Rafael Pharma issued to IDT a warrant to purchase up to 56% of the capital stock of Rafael Pharma, less the aforementioned 8.0 million shares covered by the warrant issued to CS Pharma described in the preceding item, as well as a contractual right to receive Bonus Shares.

Subsequent to these events, on May 31, 2016, IDT transferred the entirety of its rights related to Rafael Pharma (its 50% investment in CS Pharma, and its separately held warrants, contingent right to receive Bonus Shares, and other contractual rights) to Holdings, which was then a wholly owned subsidiary of IDT.

In March 2017, IDT sold 10% of its interest in Holdings to Howard S. Jonas for $1.0 million, which was 10% of IDT’s cost basis for its investment in Holdings.

ASC 810-10 indicates that a noncontrolling interest in an entity is any equity interest in the consolidated entity that is not attributable to the parent. ASC 810-10 requires that the noncontrolling interest be classified as a separate component of consolidated equity. As such, in accordance with ASC 810-10, we recorded Mr. Jonas’ investment in Holdings as a noncontrolling interest.

20.          We note your disclosure on page F-12 that the valuation of the investment in Rafael Pharmaceuticals was based on a valuation of Rafael and other factors and the disclosure on page F-13 that you received an independent appraisal indicating the fair value of your investment in Rafael Pharmaceuticals exceeds the carrying value. Please provide to us additional details regarding the independent appraisal and other factors considered in the valuation including the inputs used and whether you adjusted the independent appraisal.

Response: As Rafael Pharma is a development stage business, the independent appraiser determined that most appropriate approach for estimating the value of the Rafael Pharma was to utilize the OPM Backsolve Method. The Backsolve Method uses an option pricing model to infer a value for a company based upon a recent transaction and other inputs, including the level of seniority among the various classes or series of securities outstanding, conversion ratios, dividends, the expected holding period and volatility. A Backsolve analysis, in which the Fair Value of the Series D preferred stock was set to investment amount of $10 million, resulted in an implied equity value indication at $25.9 million for Rafael Pharma as of September 19, 2016.

Securities and Exchange Commission

December 26, 2017

We obtained an updated estimate of the fair value of our warrants in Rafael Pharma as of July 31, 2017 from the same independent appraiser who had performed the initial appraisal. As a development stage business, the independent valuation firm determined that the most appropriate measure of estimating the updated value of Rafael Pharma was by reference to recent transactions in its securities, the September 2016 Series D Convertible Note investment, as well as utilizing a discounted cash flow technique under the Income Approach. Equal weightings were applied to each value indication given the similarity in value indications under each approach. Based upon the aforementioned value indications, the independent appraiser concluded on a business value of $33.6 million as of July 31, 2017, an increase of $7.7 million from September 2016. This conclusion was inclusive of a fair value of the warrants of $8.7 million as of July 31, 2017, an increase of $3.3 million from September 2016. As such, the warrants were not deemed to be impaired as of July 31, 2017. No changes in facts or circumstances have occurred that would indicate that the warrants have been impaired subsequent to July 31, 2017.

No adjustment was made to the Fair Value estimate developed by the appraiser.

21.          Also, we note on page F-13 that you have not accrued interest on the convertible note as collection cannot be reasonably assured. Please tell us how you considered this uncertainty in the above valuation.

Response: In consideration of the uncertainty surrounding the collection of the note receivable, the independent appraiser applied a reduction to projected cash flows due to what they deemed was an estimated 25% likelihood of launching a commercially successful drug, based on the current status of clinical trials. In addition, the independent appraiser utilized an overall discount rate of 25% on projected cash flows in their fair value estimate, as Rafael Pharma is a development stage business. While the estimate of fair value of the convertible note was in excess of the carrying value, as Rafael Pharma, Inc. is unable to finance its activities without additional subordinated financial support, the timeliness of payments associated with this convertible note are questionable as of the periods presented.

22.          Please tell us how you accounted for the compensatory arrangement with Howard S. Jonas described on page F-14 and the guidance upon which you relied.

Response: On September 12, 2017, Holdings distributed its rights to receive Bonus Shares in Rafael Pharma to its members based on their relative ownership such that the Company received the right to receive 90% of the Bonus Shares of Rafael Pharma and Mr. Jonas received the right to receive 10% of the Bonus Shares of Rafael Pharma.

As noted in our response to Comment #23 below, in order to obtain an estimate of the fair value of our investments in Rafael Pharma, including determining the allocation between the convertible note, the warrant and the contingent right to receive Bonus Shares as of September 19, 2016, we engaged an independent appraiser. Utilizing the techniques noted below, this independent appraiser established $400,000 as the fair value for the contingent right to the receive Bonus Shares, which rights were entirely owned by Holdings as of the date of investment. To account for the initial distribution, we credited the right to receive Bonus Share asset on the books of Holdings by $400,000, with a corresponding debit to Members’ Equity of $360,000 (representing the distribution to the Company) and Noncontrolling Interests of $40,000 (representing the distribution to Howard Jonas). Correspondingly, we debited the right to receive Bonus Share asset on the books of the Company by $360,000 and credited the Investment in Holdings, which is eliminated in combination.

Securities and Exchange Commission

December 26, 2017

As compensation for assuming the role of Chairman of the Board of Rafael Holdings, and to create additional incentive to contribute to the success of Rafael Pharma, on September 19, 2017, the Company assigned its right to receive 90% of the Bonus Shares of Rafael Pharma to Mr. Jonas. In order to establish the appropriate compensation charge based on the fair value of this award, we obtained an updated estimate of the fair value of the contingent right to receive the remaining Bonus Shares owned by the Company from the same independent appraiser who had performed the initial appraisal. Based upon this appraisal, the right to receive Bonus Shares remaining with the Company was deemed to have a fair value of $606,000 as of the date of assignment to Mr. Jonas. The Company realized a $246,000 gain on the assignment of the right to receive Bonus Shares, debiting the right to receive Bonus Share asset and crediting Gain on Disposal of Bonus Shares, followed by charging $606,000 to Selling, General and Administrative expenses and removing the entirety of the right to receive Bonus Share asset upon assignment to Mr. Jonas.

23.          Please tell us how you determined the allocation between the convertible note and the warrant and the guidance upon which you relied.

Response: In order to obtain an estimate of the fair value of our investments in Rafael Pharma, including determining the allocation between the convertible note, the warrant and the contingent right to receive Bonus Shares as of September 19, 2016, we engaged an independent appraiser. As a development stage business, the independent appraiser determined that most appropriate approach for estimating the value of the Rafael Pharma was to utilize the OPM Backsolve Method. The Backsolve Method uses an option pricing model to infer a value for a company based upon a recent transaction and other inputs, including the level of seniority among the various classes or series of securities outstanding, conversion ratios, dividends, the expected holding period and volatility. A Backsolve analysis, in which the Fair Value of the Series D preferred stock was set to investment amount of $10 million, resulted in an implied equity value indication at $25.9 million for Rafael Pharma

Securities and Exchange Commission

December 26, 2017

To determine the allocation between the convertible note, the warrant and the bonus shares, the independent appraiser estimated the value of the individual share classes of Rafael Pharma using a "Black Scholes" option pricing model. The option pricing model considers the distribution of the proceeds from the sale of the business at a future date. Application of the Black-Scholes method requires that assumptions be made for the following variables:

1. Future Value of the Equity of the Company

The independent appraiser estimated the future value of the total equity of Rafael Pharma. at which the preferred shares outstanding would elect to convert and option and warrant holders would be in the money.

2. Expected Time Until Liquidation Event

The independent appraiser estimated that a period of two years would elapse until a liquidation event would occur. This time period approximates the remaining term of the Series D convertible note.

3. Current Equity Value

The third variable is the total equity value of the Company. As noted above, the independent appraiser estimated the total equity of Rafael Pharma at $25.9 million.

4. Expected Volatility

The volatility of the underlying securities has been estimated by the independent appraiser using the average of the two-year average historical stock price volatility for the market participants in this industry.

5. Risk free interest rate over the time period until the liquidation event

The final assumption involves an estimation of the risk-free discount rate to be used in estimating the present value of the units of Rafael Pharma on the liquidation event date. The independent appraiser used a zero-coupon U.S. government treasury strip with a maturity of approximately two years as a proxy for the risk-free rate.

No adjustment was made to the Fair Value estimate developed by the appraiser.

With respect to the notes, we also considered whether the conversion option should be bifurcated in accordance with 815-15-25-1. Since the terms of the conversion do not allow for cash settlement but for settlement in stock of Rafael Pharma, which is a privately held company, the conversion option does not meet the criteria to be a derivative; therefore, the conversion option was not bifurcated.

Securities and Exchange Commission

December 26, 2017

With respect to the warrants, we noted that it is within the scope of ASC 321, and should be measured at cost, per ASC 321-10-35-2, as it is an equity security without readily determinable fair value. We also concluded that there is no cash settlement for the warrants. The warrants are only to be settled with shares of Rafael Pharma, which are not readily convertible to cash. As such, the warrants are not derivatives that need to be recorded at fair value.

24.          Tell us how the warrants were evaluated for impairment.

Response: In order to evaluate the warrants for impairment as of July 31, 2017, we obtained an updated estimate of the fair value of our warrants in Rafael Pharma from the same independent appraiser who had performed the initial appraisal. As a development stage business, the independent valuation firm determined that the most appropriate measure of estimating the updated value of Rafael Pharma was by reference to recent transactions in its securities, the September 2016 Series D Convertible Note investment, as well as utilizing a discounted cash flow technique under the Income Approach. Equal weightings were applied to each value indication given the similarity in value indications under each approach. Based upon the aforementioned value indications, the independent appraiser concluded on a business value of $33.6 million as of July 31, 2017, an increase of $7.7 million from September 2016. This conclusion was inclusive of a fair value of the warrants of $8.7 million as of July 31, 2017, an increase of $3.3 million from September 2016. As such, the warrants were not deemed to be impaired as of July 31, 2017. No changes in facts or circumstances have occurred that would indicate that the warrants have been impaired subsequent to July 31, 2017.

25.          We note that you have concluded that you are not the primary beneficiary of Rafael Pharmaceuticals (the “VIE”) as you do not have the power to direct the activities of this VIE that most significantly impact its economic performance. Please tell us how you considered in the above conclusion the fact that your Chairman of the Board is also the Chairman of the Board of the VIE and you hold a warrant to purchase a 56% of the capital stock of the VIE.

Response: On January 15, 2016, IDT entered into the Subscription Agreement for an investment of up to $10 million in Rafael Pharma. $2 million of this investment was funded as of July 31, 2016, as follows: $500,000 funded upon signing the Subscription and Loan Agreement during the second quarter of fiscal year 2016; and $1.5 million funded during the third quarter of fiscal year 2016. The initial $2 million investment was in exchange for Rafael Pharma’s 3.5% Series C convertible promissory notes due in fiscal year 2018. To date, the Company has not accrued interest on this note, as collection cannot be reasonably assured (see the Company’s response to comment 21; however, the Company has received an independent appraisal indicating the fair value of its investment in Rafael Pharma exceeds the carrying value. On September 16, 2016, the Company made an additional $8 million investment in exchange for Rafael Pharma’s 3.5% Series D convertible promissory notes due in fiscal year 2018.

The Company will own its interests/rights in Rafael Pharma through a 90%-owned non-operating subsidiary, Holdings. Holdings holds warrants to purchase a significant stake in Rafael Pharma, as well as other equity and governance rights in Rafael Pharma, and owns 50% of CS Pharma, a non-operating entity which holds the convertible debt and other rights to purchase equity interests in Rafael Pharma.

Those interests/rights include:

1.	$10,000,000 of Series D Convertible Notes of Rafael Pharma held by CS Pharma.

2.	A warrant to purchase 56% of the capital stock of Rafael Pharma – as to the first $10,000,000 worth of shares, the warrant is held by CS Pharma; and the remainder of the warrant is held by Holdings.

3.	Certain governance rights, including appointment of directors.

On March 2, 2017, Howard Jonas, IDT’s Chairman of the Board, and Chairman of the Board of Rafael Pharma, purchased 10% of the Company’s direct and indirect interest and rights in Rafael Pharma for a purchase price of $1 million. Separately, Howard Jonas and Deborah Jonas jointly own $525,000 of Series C Convertible Notes of Rafael Pharma, and The Howard S. and Deborah Jonas Foundation owns $525,000 of Series C Notes of Rafael Pharma.

In connection with the investment, the Company received proxies (the “Proxy”) from two of Rafael Pharma’s significant stockholders (the “Other Stockholders”), which enable the Company to exercise the voting rights of the Rafael Pharma equity owned by such Other Stockholders in order to veto any IPO, other equity or debt financing, sale of assets or change in control, as well as any expansion of the board of directors. The Company held the rights under the Proxy as of the Company’s July 31, 2017 year end. Additionally, as of July 31, 2017, Howard Jonas beneficially owned approximately 2% of Rafael Pharma common stock and served as Chairman of the Rafael Pharma Board of Directors, representing one out of nine seats on that Board.

We analyzed our investment in Rafael Pharma at July 31, 2017 and noted that this transaction is within the scope of ASC 810 Consolidation and subject to the consolidation provision of this topic per ASC 810-10-15-4.

We also noted that our investment represents a variable interest in Rafael Pharma, Inc. Per ASC 810-10-15-14, we believe that Rafael Pharma is a variable interest entity as its total equity investment at risk is not sufficient to permit Rafael Pharma, Inc. to finance its activities without additional subordinated financial support.

Securities and Exchange Commission

December 26, 2017

In accordance with ASC 810-10-25-38A (a), we assessed whether the Company and Howard Jonas have the power to direct the activities of Rafael Pharma that most significantly impact the economic performance of Rafael Pharma

Rafael Pharma is a clinical stage, oncology-focused, pharmaceutical company committed to the development and commercialization of therapies targeting cancer metabolism that exploit the metabolic differences between normal cells and cancer cells. Rafael Pharma is in the research and development stage, and the activities that most significantly impact its economic performance are the research, testing, clinical trials and other research related activities.

At July 31, 2017, the Proxy rights held by the Company did not extend to allow it to have power over the research activities conducted by Rafael Pharma, but rather were designed to protect the Company’s investment from unfavorable equity or debt financing, or a change in control. The right to approve certain financing or fundamental transactions does not allow the Company to make or control operational decisions. Operational decisions are made by Rafael Pharma’s independent Chief Executive Officer and its management under the oversight and direction of its Board of Directors.

We considered the fact that Howard Jonas, the Chairman of IDT, served as Chairman of the Board of Directors of Rafael Pharma, and noted that, while this enables Howard Jonas to have some influence in decisions of the Rafael Pharma Board, Mr. Jonas and the Company’s other Board representative have only two votes out of nine. Decisions of the Rafael Pharma Board are taken by a majority of the members voting and Mr. Jonas’ position as Chairman of the Board does not grant him any additional voting or veto rights relative to decisions of the Rafael Pharma Board. We also noted that the power to direct the activities of Rafael Pharma that most significantly impact the economic performance of Rafael Pharma, Inc. are not made by the Board, but rather by the company’s management, subject to the Board’s oversight and direction. The Company also has the ability to exercise the voting power of Rafael Pharma equity interests owned by the Other Stockholders in order to effect any positive or negative action that the Company determines is to the benefit of Rafael Pharma, provided that the majority stockholder of Rafael Pharma shall be consulted on major decisions, subject to certain restrictions, as described above. The agreements with Rafael Pharma and the Other Stockholders do not grant the Company the right to appoint a majority of Rafael Pharma’s Board of Directors under current conditions, in fact, require the Company to vote for designees of other parties for the Rafael Pharma Board. The Company has the right to designate two directors of the Board of Directors of Rafael Pharma, which consists of nine directors.

As part of this assessment we noted the following:

The Company and Howard Jonas have some high-level influence, as an investor and Chairman of the Board, respectively, over the direction that Rafael Pharma takes, but there are significant limitations on the ability to actually make or force decisions and limited influence on actual operational decisions. The research, testing, clinical trials and other research related activities, are the activities that most significantly impact the economic performance of Rafael Pharma. Directing or affecting these activities requires extensive and highly specialized hematology and oncology experience. Howard Jonas does not have this experience or any pharmaceutical or medical background, and thus, members of the Rafael Pharma Board and management with the relevant experience, as a practical matter, have greater influence on the decisions taken.

Securities and Exchange Commission

December 26, 2017

While the Company’s rights under the Proxy (as amended) are drafted broadly, applicable law provides that stockholders of Delaware corporations do not have any direct role in, or control over, operational decisions. Stockholders have rights defined by law, but those rights are limited. Operational decisions are to be made by management under the oversight and direction of the board of directors. Stockholders can vote on the makeup of a board of directors (which, in the case of Rafael Pharma, are impacted by relevant agreements, which do not give the Company the right to appoint a majority of the Board members), but stockholders do not have the power to direct operational decisions.

Other agreements give the Company specific approval rights over certain major decisions and some oversight over budgets and spending – expressly subject to influence from management and always subject to oversight by the Rafael Pharma Board of Directors. These rights do not give the Company affirmative power to cause Rafael Pharma to take actions or any direction.

While Howard Jonas, in his capacity as Chairman of the Board of Rafael Pharma, provides high-level guidance, Rafael Pharma has active management with significant industry experience, and those professionals are responsible for decisions regarding research, testing and other operational matters. As noted above, Howard Jonas does not have hematology and oncology experience, nor does he have a pharmaceutical or medical background, which is required to manage Rafael Pharma’s research activities and thus cannot, as a practical matter, direct those key operational decisions.

Under the amended Proxy, in the third year following the closing of the $10 million investment in September 2016, to the extent that it is in the control of the Company and the Rafael Pharma stockholders party to the amended proxy, the Company will have rights to direct the day-to-day management of Rafael Pharma. directly or via designees, subject to the consultation requirements with the Other Stockholders. We considered these rights and we not believe that these rights give the Company any additional rights at the current time. We do not believe that there is any impact on current control due to the change in rights that will, if the conditions therefor are satisfied, take place in two years. Also, while the Proxy rights do not terminate upon an IPO, as a practical matter, we would anticipate that, as part of an IPO process, and the conversion of preferred stock to common stock, if converted upon such IPO, instruments such as the Proxy would be terminated.

Securities and Exchange Commission

December 26, 2017

Based on the legal rights of IDT and Howard Jonas, we concluded that, at July 31, 2017, the Company and Howard Jonas, individually and as a group, do not have the power to direct the activities of Rafael Pharma that most significantly impact the economic performance of Rafael Pharma, and the investment in Rafael Pharma was reported as a long-term investment.

IDT Corporation previously responded to a similar comment from the Staff related to its Form 10-K for its Fiscal Year Ended July 31, 2016, filed October 14, 2016 (File No. 001-16371, dated November 17, 2016).

Note 6 - Income Taxes, page F-15

26.          Please revise to reconcile the amounts relating to income (loss) before income taxes, income tax expense and deferred tax asset for 2017 with the balance sheet. Also revise your disclosure that net deferred tax assets are included in “Other current assets” to clarify that deferred tax assets are included in noncurrent assets.

Response: We have revised the disclosure in the Information Statement as requested on page F-16.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ David Polinsky
David Polinsky
Chief Financial Officer

Cc:	Jorge Bonilla
Shannon Sobotka
Kasey Robinson